UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL EPOINT, INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

37940U108

(CUSIP Number of Class of Securities)

John Pan

McDigit, Inc.

339 S. Cheryl Lane

City of Industry, CA 91789

(909) 869-1688

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

AUGUST 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box.

☐

CUSIP No. 37940U108

1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON John Pan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,383,472 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 5,383,472 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,383,472

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.10%

14.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

This Schedule 13D is filed on behalf of John Pan, an individual, for the purpose of reporting transactions in the common stock, $0.03 par value (“Shares”) of Global ePoint, Inc.

ITEM 1.    SECURITY AND ISSUER.

This Schedule 13D relates to the common shares, with $0.03 par value (the “Shares”), of Global ePoint, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1370 W. San Marcos Blvd., Suite 100, San Marcos, CA 92069.

ITEM 2.    IDENTITY AND BACKGROUND

a)	The person filing this statement is John Pan (the “Filing Person”).

b)	The principal business address and the principal office of the Filing Person is:
339	S. Cheryl Lane, City of Industry, CA 91789

c)	John Pan’s present principal occupation or employment is acting as President of Best Logic, LLC, a California limited liability company. Best Logic, LLC’s principal business office is located at 339 S. Cheryl Lane, City of Industry, CA 91789.

d)	Negative.

e)	Negative.

f)	Mr. Pan is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate consideration for the 5,383,472 shares acquired by the Filing Person was $300,000 cash and 100% of the outstanding shares of McDigit, Inc. totaling 50,000 Shares in accordance with the Reorganization and Stock Purchase Agreement (the “Agreement”). Upon approval of the Agreement and Closing of the transaction, McDigit, Inc. became a wholly owned subsidiary of Global ePoint.

A copy of the Agreement is attached as “Annex A” to definitive Proxy Statement filed with the Securities and Exchange Commission on July 1, 2003.

ITEM 4.    PURPOSE OF TRANSACTIONS.

The Filing Person has acquired the Shares because he believes the business combination will provide greater opportunities to grow McDigit, Inc.’s existing line of business and provide greater long-term shareholder value on a combined basis.

The new Board of Directors will consist of 3 of the 4 pre-merger members of the Board, 4 McDigit management members and 4 additional independent directors. The primary business activities, post-merger, of the Issuer will be those of McDigit, Inc.’s (see “Certain Information Concerning McDigit” and “Certain Information Concerning Best Logic” included in the Proxy

Statement of the Issuer filed with the Securities and Exchange Commission on July 1, 2003). However, it is further anticipated that Global will continue to review plans that can maximize the value of its non-lottery related assets and rights it received upon sale of its core business in 2001 (see “Certain Information Concerning Global” included in the Proxy Statement filed with the Securities and Exchange Commission on July 1, 2003).

Upon achievement of financial milestones for the fiscal years 2003, 2004 and 2005, as specified in the Agreement, the Filing Person may be entitled to receive additional shares of the Issuer’s common stock, with the aggregate of such issuances not to exceed 80% of the total of the then outstanding common stock, including options, warrants or similar instruments issued to the Filing Person pursuant to the Agreement.

The Filing Person may acquire additional Shares at any time and from time to time in the open market or otherwise at prices, which the Filing Person may determine. All of the shares of stock held by the Filing Person will be restricted shares and may not be disposed in the open market within the first year after acquisition, unless otherwise earlier registered. As set forth in this Item 4, the Reporting Person has no plans or proposals that would result in any of the transactions described in items (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

a)	As of the close of business on August 11, 2003, the Filing Person may be deemed to beneficially own, in the aggregate, 5,383,472 Shares, representing 50.10% of the Issuer’s outstanding Shares (based upon the 10,745,454 Shares).

b)	The Filing Person has sole voting power and sole dispositive power with respect to 5,383,472 Shares.

c)	No purchases with respect to Shares were effected during the past sixty (60) days by the Filing Person.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

  TO SECURITIES OF THE ISSUER.

Except as described herein, the Filing Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description

2.1	Reorganization and Stock Purchase Agreement dated March 31, 2003 (incorporated herein by reference to Annex A of GEPT’s definitive Proxy Statement on Schedule 14A (File No. 001-15775).

5.1	Definitive Proxy Statement dated July 1, 2003 on Schedule 14A (File No. 001-15775).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 25, 2003	/s/ JOHN PAN
John Pan